Exhibit 3.1

CERTIFICATE OF AMENDMENT TO

ARTICLES OF INCORPORATION

OF

SYNERGY CHC CORP.

Adopted in accordance with the provisions
of Section 78.2055 of the Nevada Revised Statutes

Synergy CHC Corp. (the “Corporation”), a corporation organized and existing under the laws of the State of Nevada, by its duly authorized officer, does hereby certify:

FIRST: That the Board of Directors of the Corporation has duly adopted a resolution pursuant to Section 78.2055 of the Nevada Revised Statutes setting forth a proposed amendment to the Articles of Incorporation of the Corporation (the “Certificate of Amendment”) and declaring said amendment to be advisable. The requisite stockholders of the Corporation have duly approved said proposed amendment in accordance with Section 78.2055 of the Nevada Revised Statutes. The amendment amends the Articles of Incorporation of the Corporation as follows:

Article 3 of the Corporation’s Articles of Incorporation shall be amended by adding a new paragraph after the second paragraph of Article 3 to read as follows:

“The Company shall have authority to issue 1,000,000 shares of Preferred Stock, par value $0.00001. The Preferred Stock of the Company may be issued from time to time without prior approval by the stockholders. The Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors. The Board of Directors may issue such shares of Preferred Stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions.”

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to Articles of Incorporation to be executed by Jack Ross, its Chief Executive Officer, this 18th day of June, 2025.

SYNERGY CHC CORP.

By:	/s/ Jack Ross
Name:	Jack Ross
Title:	Chief Executive Officer